UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Skechers U.S.A., Inc.
(Name of Issuer)

Class A Common Stock, $0.001 par value per share
(Title of Class of Securities)

830566105
(CUSIP Number)

Tremblant Capital Group 767 Fifth Avenue, Floor 12A New York, New York 10153 Telephone: (212) 303-7373
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

____________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	830566105

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tremblant Capital Group

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

3,783,605

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

3,783,605

10.	SHARED DISPOSITIVE POWER	[_]

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,783,605

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%

14.	TYPE OF REPORTING PERSON

IA, PN

CUSIP No.	830566105

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock, $0.001 par value per share (the “Common Stock”), of Skechers U.S.A., Inc., a corporation incorporated under the laws of the State of Delaware, U.S.A. with its principal executive offices located at 228 Manhattan Beach Blvd., Manhattan Beach, California 90266 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D is being filed by Tremblant Capital Group, a Delaware limited partnership (the “Reporting Person”).

The principal business address of the Reporting Person is 767 Fifth Avenue, Floor 12A, New York, New York 10153.

Tremblant Capital Group is an investment management firm that serves as the investment manager to certain advisory clients.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Stock beneficially owned by the Reporting Person came from the working capital of certain advisory clients managed by the Reporting Person and the capital of certain affiliates.

No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

There have been no changes to Item 4 of the Reporting Person’s most recent Schedule 13D filed for the Issuer, dated November 30, 2021.

Item 5.	Interest in Securities of the Issuer.

(a)-(e)

As of the date hereof, Tremblant Capital Group may be deemed to be the beneficial owner of 3,783,605 shares of Common Stock or 2.8% of the shares of the Common Stock of the Issuer, based upon the 134,902,629 shares of Common Stock outstanding as of October 29, 2021, according to the Form 10-Q filed by the Issuer on November 3, 2021.

Tremblant Capital Group has the sole power to vote or direct the vote of 3,783,605 shares of Common Stock and the shared power to vote or direct the vote of 0 shares of Common Stock.

Tremblant Capital Group has the sole power to dispose or direct the disposition of 3,783,605 shares of Common Stock and the shared power to dispose or direct the disposition of 0 shares of Common Stock.

The transactions in the Common Stock by the Reporting Person during the past sixty days are set forth in Exhibit A.

The Reporting Person specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

As of December 17, 2021, the Reporting Persons ceased to be the beneficial owners of more than 5% of the shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Common Stock beneficially held by the Reporting Person, the advisory clients of the Reporting Person entered into certain equity swap agreements (the “Swaps”) with certain counterparties relating to 102,299 shares of the Common Stock in the aggregate (the “Reference Shares”).  Under the terms of these Swaps (i) the advisory clients of the Reporting Person will be obligated to pay to the counterparties any capital depreciation of the Reference Shares as of maturity, plus interest, and (ii) the counterparties will be obligated to pay to the advisory clients of the Reporting Person any capital appreciation of the Reference Shares as of maturity.  Any dividends received by the counterparties on the Reference Shares during the term of the Swaps will be paid to the advisory clients of the Reporting Person.  All balances will be cash settled at maturity and there will be no transfer of voting or dispositive power over the Reference Shares.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Schedule of Transactions in the Common Stock

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 23, 2021
(Date)

TREMBLANT CAPITAL GROUP

By:	/s/ Kelly Branco
Kelly Branco, CFO and CCO

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

Schedule of Transactions in the Common Stock by the Reporting Person1

Equity Securities

DATE	SECURITY	TRANSACTION	AMOUNT	PRICE
12/1/2021	Common Stock	Purchase	81,000	$46.9300
12/6/2021	Common Stock	Purchase	5,678	$44.8127
12/6/2021	Common Stock	Purchase	6,167	$44.8127
12/6/2021	Common Stock	Purchase	12,923	$44.8127
12/6/2021	Common Stock	Purchase	17,268	$44.8127
12/7/2021	Common Stock	Purchase	2,764	$47.0775
12/7/2021	Common Stock	Purchase	3,000	$47.0775
12/7/2021	Common Stock	Purchase	6,286	$47.0775
12/7/2021	Common Stock	Purchase	8,399	$47.0775
12/7/2021	Common Stock	Sale	1,500	$46.7000
12/8/2021	Common Stock	Purchase	891	$46.5700
12/8/2021	Common Stock	Purchase	719	$46.6566
12/8/2021	Common Stock	Purchase	554	$46.6566
12/13/2021	Common Stock	Purchase	1,473	$43.5499
12/13/2021	Common Stock	Purchase	1,134	$43.5499
12/16/2021	Common Stock	Purchase	2,965	$41.9263
12/16/2021	Common Stock	Purchase	3,223	$41.9263
12/16/2021	Common Stock	Purchase	6,749	$41.9263
12/16/2021	Common Stock	Purchase	9,021	$41.9263
12/16/2021	Common Stock	Purchase	757	$41.9263
12/16/2021	Common Stock	Purchase	583	$41.9263

1 All transactions in the Common Stock by the Reporting Person were open market transactions.

Options

Date	Security	Underlying Security	Transaction	Expiration	Strike Price	Quantity	Price
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	$53	217	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	$51	929	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	$51	208	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021		742	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	2,110	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021		165	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021		1,655	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	142	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	738	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	166	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	1,671	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	1,134	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	254	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	2,574	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	96	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	2,786	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	501	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	113	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	55	2,186	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	1,139	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	2,207	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	926	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	55	729	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	290	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	237	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	55	229	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	182	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	55	186	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	55	141	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	55	143	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	734	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	3,398	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	230	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	188	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	50	145	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	1,502	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	1,133	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	51	178	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	355	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	289	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	53	223	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	502	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	157	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	129	$-
12/17/2021	Call Option	Common Stock	Sale	12/17/2021	52	98	$-